Delisting Determination,The Nasdaq Stock Market, LLC,
August 22, 2008, Triple Crown Media, Inc. The Nasdaq Stock
Market, Inc. (the Exchange) has determined to remove from listing the common stock of Triple Crown Media, Inc. (the
Company), effective at the opening of the trading session on September 2, 2008. Based on a review of the information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Marketplace Rule
4450(b)(3). The Company was notified of the Staffs determination on April 15, 2008. The Company did not appeal the Staff determination to the Hearings Panel, and the Staff determination to delist the Company became final on July 25, 2008.